April 23, 2012

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Arch Coal, Inc.
Registration Statement on Form S-4
Filed March 1, 2012
File No. 333-179842

Dear Mr. Reynolds:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 27, 2012 regarding the Registration Statement on Form S-4 (File No. 333-179842) filed by Arch Coal, Inc. (“Arch Coal”) on March 1, 2012 (the “Form S-4”).  Set forth below are the Staff’s comments and our responses.  We also call to the Staff’s attention that Arch Coal has filed Amendment No. 1 to the Form S-4 (“Amendment No. 1”) on the date of this letter.

Form S-4, filed on March 1, 2012

General

COMMENT NO. 1:

We note that the company has outstanding Staff comments related to its Form 10-K for fiscal year ended December 31, 2011, filed with the Commission on February 29, 2012.  Please note that such Staff comments must be resolved prior to the company’s request for acceleration in connection with the Form S-4.

RESPONSE:

We acknowledge the Staff’s comment.  On March 29, 2012, Arch Coal responded to the Staff’s comment contained in its letter to Arch Coal dated March 26, 2012 regarding Arch Coal’s Annual Report on Form 10-K for its fiscal year ended December 31, 2011 (the “Form 10-K”).  Also, on April 23, 2012, Arch Coal responded to the Staff’s comments contained in its letter to Arch Coal dated April 10, 2012 regarding the Form 10-K.

COMMENT NO. 2:

We note that the graphic illustration of the corporate structure on page 2 appears to be missing line(s) linking Arch Coal, Inc. to its subsidiaries.  We also note the ownership interests in Exhibit 21.1 to your Form 10-K for fiscal year ended December 31, 2011.  Please revise your corporate structure illustration as appropriate.

RESPONSE:

We have revised the corporate structure illustration on page 2 in Amendment No.1 to include lines linking Arch Coal to its subsidiaries.  We also have revised the corporate structure illustration to expressly state in the illustration where the applicable percentage ownership interest is 100%.

COMMENT NO. 3:

It appears that you acquired International Coal Group in June 2011.  It appears that the associated financial statements of this acquisition as filed in the Form 8-K on May 31, 2011 have not been included within this registration statement as required by Item 10 of the Form S-4.  Please revise to incorporate the Form 8-K by reference or tell us why you do not believe it is required.

RESPONSE:

In order to facilitate the incorporation by reference into the Form S-4 of the previously filed historical financial statements of International Coal Group, Inc. (“ICG”) in accordance with the Staff’s comment, we filed a Current Report on Form 8-K on April 23, 2012 (the “April 2012 Form 8-K”).  The April 2012 Form 8-K is incorporated by reference into the Form S-4 and is referenced under “Where You Can Find Additional Information” on page 93 of Amendment No. 1.  The April 2012 Form 8-K includes as exhibits the historical financial statements of ICG that were filed as exhibits to the Current Report on Form 8-K filed by us on May 31, 2011.  We also filed as an exhibit to Amendment No. 1 a consent of Deloitte & Touche LLP (“D&T”) with respect to the incorporation by reference into Amendment No. 1 of the audited consolidated financial statements of ICG that are included in Exhibit 99.1 to the April 2012 Form 8-K and D&T’s related audit report, which also is included in Exhibit 99.1 to the April 2012 Form 8-K.

*              *              *

Arch Coal acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Arch Coal from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Arch Coal may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please contact me at 314-994-2700 at your earliest convenience.

Sincerely,

ARCH COAL, INC.

By:	/s/ John T. Drexler
John T. Drexler
Senior Vice President and
Chief Financial Officer